Filer: Howard Schultz & Associates International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000




                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 1


                              PROFIT RECOVERY GROUP

                                October 31, 2001
                                  9:00 a.m. CST


Coordinator         Good morning,  and welcome to the PRG  conference  call. All participants will be able to listen only until the question and answer session of the call. At the request of Profit
                    Recovery Group, this call is being recorded. If there are any objections, you may disconnect at this time. I would like to introduce your host for today, Ms. Leslie Kratcoski.
                    Ma'am, you may begin.

L. Kratcoski        Good  morning  and  thank you for  joining  us for our third quarter earnings conference call. Hosting today's call are John Cook, Chief Executive Officer, and Gene Ellis, Chief
                    Financial Officer. Before turning it over to John, we're advised by our legal counsel that we need to read the following statements.

                    Statements made in the course of this conference call that state the Company's or management's intentions, hopes, beliefs, expectations, and predictions in the future are forward-looking statements. It's important to note that the Company's actual results could differ materially from those

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 2

                    projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including the risk factor section of the Company's form S-4 filed September 7, 2001.

                    The Company disclaims any obligation or duty to update or modify these forward-looking statements. PRG and Howard Schultz and Associates have filed the preliminary joint proxy statement prospectus contained in PRG's registration statement on form S-4 filed with the SEC on September 7th. Investors of PRG and HS&A are urged to read the preliminary joint proxy statement prospectus and any other relevant documents filed with the SEC because they will contain important information. Further information, including how to obtain copies of these documents free of charge is outlined in the additional information section of our press release issued this morning.

                    I would now like to turn it over to John Cook.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 3

J. Cook Thank you, Leslie. This morning we announced financial results for the third quarter and the first nine months of 2001, which were in line with the preliminary results we released on October 8, 2001. As such, I am only going to summarize our financial results before moving on to focus on other topics covered in our press release this morning. Further details on our third quarter results can be found in the press release and the attached schedules.

                    Revenues from continuing operations for the third quarter of 2001 totaled $71.6 million, compared to $79.1 million a year ago. Net earnings from continuing operations totaled 1.9 or $0.04 per diluted share. Revenues from continuing operations for the first nine months of 2001 totaled $213.9 million compared to $219.7 million a year ago. Excluding first quarter 2001 non-recurring charges of approximately $800,000 or $0.01 per diluted share after tax related to realignment activities, net earnings from continuing operations in the first nine months of 2001 were $3.6 million or $0.07 per diluted share.

                    Revenues from accounts payable services totaled $61.6 million in the third quarter, compared to $67.7 million a year ago. Accounts payable revenues for the third quarter were composed of approximately 50% from US retail, 23% from

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 4

                    US commercial, and 27% from international. For the same period a year ago, the contribution to accounts payable
                    segments  results  from  US  retail,   US  commercial,   and
                    international were approximately 47%, 29% and 24% respectively.

                    Revenues from the French taxation service for the third quarter 2001 were $9.9 million, compared to $11.4 million for the same period a year ago.

                    For the third quarter 2001, corporate overhead of $8.1 million represented 11.3% of total revenues from continuing operations, down from $8.8 million or 11.1% a year ago. We have continued to take steps to achieve cost savings through reductions in corporate overhead and SG&A as a whole, both of which we are pleased to say were at a lower level this quarter than in the second quarter of this year. These reductions have resulted from an ongoing assessment of our expected needs looking forward to 2002, and we have made some adjustments in headcount in programs accordingly.

                    Since the beginning of the year, we have reduced our corporate staff by approximately 20%. Corporate overhead was down by approximately $700,000 from the second quarter, and

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 5

                    SG&A as a whole was approximately $2 million lower this quarter than in the second quarter.

                    Net cash from operating activities for the nine months ended September 30, 2001 was approximately $10.4 million compared to $8.7 million in 2000. During the third quarter, we paid down the balance on our bank credit facility by $10.5 million to approximately $153 million.

                    DSOs, or days sales outstanding from continuing operations as of September 30, 2001 stood at 78 days consistent with the same period a year ago. DSOs from our accounts payable operation improved to 64 days as of September 30, 2001 from 68 days a year ago.

                    As we announced on October 8th, our operations were severely disrupted by the September 11th tragedy at the most critical time in our quarterly business cycle. Our revenue generation suffered significantly, while a substantial portion of our expenses remained fixed, resulting in the considerable decline in earnings from the third quarter of last year. Moving forward, I am encouraged by the fact that we continue to see a return to normal claims production levels and visibility following events of September 11th, and as I said

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 6

                    on October 8th, we continue to generate these claims in records numbers for our clients.

                    Internally, we have implemented a highly focused, real time process for tracking the status of all of our claims, so that we can more effectively manage our claims pipeline and conversions and proactively address any issues that arise during the quarter. I fully expect that we will overcome the near term challenges associated with the potentially unprecedented downturn in purchasing and payment activity by our clients, which makes it more difficult in the near term, to convert claims into revenues.

                    I also have no doubt that the value proposition we present to our clients remains powerful and consistent. The initiatives that we are undertaking today and in the coming months--most importantly, our planned combination with Howard Schultz & Associates--will put us in a leading position to capitalize on the clear, long-term growth opportunities in the accounts payable recovery audit industry.

                    I would like to take a few minutes now to update you on the status of our strategic initiatives and other Company developments. With respect to our discontinued operations, we are pleased to announce the sale of our logistics division. Yesterday we closed on a sale to Platinum Equity,

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 7

                    a firm specializing in acquiring and operating technology organizations and technology enabled service companies worldwide. The transaction yields initial gross proceeds of approximately $10 million, with an additional $3 million payable in the form of a revenue based royalty over the next three to four years. This transaction resulted in a further asset write-down of approximately $19 million.

                    As we indicated in our October 8th release, we along with our investment banking advisors, have concluded that the current economic conditions and other factors have had a negative impact on the collected, expected net proceeds from selling the discontinued operations. As a result, we have recorded a write-down of an additional $12 million of the aggregate carrying value of the remaining discontinued operations as of September 30, 2001.

                    The other discontinued operations currently do remain for sale. However, we are monitoring the current market situation very carefully. If the difficult conditions continue such, that we see further erosion in the expected sales proceeds, we may in the future conclude that the sale of the discontinued operations is no longer advisable and revisit the decision to sell some or all of these businesses. Each of these companies have a very viable

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 8

                    business model and is expected to generate a positive EBIT DA, both this year and next year. We believe it would not be in the interest of our shareholders to sell these businesses at levels any further below the prices we are currently seeking.

                    With respect to our French Taxation Service operation, although no final determinations have yet been made by the board of directors and we continue to explore our strategic alternatives, as we have disclosed in recent SEC filings, one alternative under serious consideration is the potential sale of these operations, and we have seen some very promising developments along these lines. We've received significant interest from potential buyers and are engaged in meaningful discussions.

                    On October 8th, we announced that we were not in compliance with certain financial ratio covenants in our bank credit facility agreement. Based on dialogue and meetings held with lead banks and members of the bank syndicate in recent days, we are highly confident that a credit facility amendment to re-establish current and prospective financial covenant ratios will be finalized prior to November 14, 2001. We do anticipate that the amended agreement will provide for a mandatory permanent future reduction to the facility's

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                          Page 9

                    capacity effective March 31, 2002, as well as a higher applicable interest rate. As a result, we anticipate that a portion of our long-term debt to banks will need to be reclassified as a current liability in ... of these balance sheets to be included in our form 10-Q for the third quarter of 2001.

                    We are comfortable that we will be able to make the necessary reductions in our outstanding principle balance of our credit facility, in order to meet the aforementioned anticipated principle reduction requirements of the amended credit agreement, as well as to secure the bank syndicate's approval for the HS&A transaction. We plan to achieve to this though a combination of selling discontinued operations, potentially selling the French Taxation Service operations, and through additional debt or equity financing. We are in consultation with our advisors, currently exploring all of these alternatives.

                    With respect to the HS&A merger, current expectations are that the transaction will close in early 2002. I want to strongly emphasize that both Howard and I, along with our entire joint management team are firmly committed to finalizing the HS&A transaction as soon as possible. We continue to make substantial progress with our integration planning, and I'm pleased to report that the current estimate for annualized net operating synergies is greater

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 10

                    than the $15 million originally projected. Based on an early 2002 close and excluding one time costs related to the transaction, which are still estimated at up to $10 million, we currently anticipate that the transaction will be solidly accretive to 2002 net earnings.

                    In terms of financial outlook, we remain cautious with respect to the fourth quarter of this year and the first half of 2002 in light of the current challenging business environment. We maintain that the long-term annualized sustainable revenue and earnings growth rates for our
                    accounts   payable   business   remains   at  15%   and  20%
                    respectively. For the fourth quarter, revenue from continuing operations are expected to be in the range of $82 to $85 million.

                    Excluding non-recurring charges currently estimated to be approximately $0.04 per diluted share and related primarily to pre-merger costs, which are not capitalized, earnings per diluted share from continuing operations for the fourth quarter are expected to be in the $0.08 to $0.10 range. As a result, excluding non-recurring charges, full year 2001 earnings per diluted share are expected to be in the range of $0.15 to $0.17. For the purpose of comparison to our 2002

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 11

                    outlook, goodwill amortization expense for continuing operations in 2001 is expected to total approximately $12 million or $0.15 per diluted share. If FAS142, which goes into effect on January 1, 2002, would have been in effect for fiscal 2001, the comparable earnings per diluted share for 2001 would be approximately $0.30 to $0.32 after excluding goodwill amortization expense, as will the practice going forward.

                    For full year 2002, we expect our continuing operations to generate revenues in the range of $310 to $320 million, with earnings per diluted share in the range of $0.45 to $0.50. We expect all the revenue growth in 2002 to be generated by the accounts payable business and that the French Taxation Service operation will be relative flat for next year, contributing approximately $40 million in revenues.

                    It is important to note that this outlook excludes any impact from the planned acquisition of Howard Schultz & Associates, including revenue contributions, earnings impact and non-recurring charges. Upon the close of the transaction, we anticipate providing an update to our 2002 outlook, and as I said previously, we expect the transaction to be solidly accretive to earnings in 2002. Before I turn

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 12

                    the call back over to the conference call operator, I'd like to take a moment to summarize what I've covered in this call today.

                    We've sold one of our discontinued operations and are carefully monitoring the market conditions, to insure the appropriate course of action with respect to our remaining discontinued operations. We see promising developments in the potential sale of our French Taxation Service. We are highly confident that we will successfully finalize a bank credit facility amendment prior to the filing of our 10-Q.

                    We are comfortable that we will be able to make the necessary bank credit facility principle reductions in order to meet the requirements of the amended credit agreement as well as secure our bank syndicate's approval for the HS&A transaction, and we expect to do this through a combination of financing sources. We are committed to closing the HS&A transaction as quickly as possible so that we can begin the realize the significant strategic growth opportunities and synergies that we have identified, the end result being the financial benefit and increased return to our shareholders.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 13

                    I'd now like to turn it over to the conference call operator to begin the question and answer session.

Coordinator         Thank you, sir. Our first  question  comes from Bill Duhamel from Farallon.

A. Pant             Hello, this Ashish from Farallon Capital.  I work with Bill.
                    I have just a couple of questions--first a few financial questions, and then a question relating to the HS&A transaction. In terms of the French Taxation business, we've seen a rapid erosion of margins this year, and that sort of continued on a comparative basis in the last quarter, too. Could you sort of talk a bit about, you gave us some guidance on the revenue line. Could you talk a bit about the causes again, reiterate why we've seen such rapid erosion of margins here, and if there are factors which would cause us to believe that this situation would improve maybe closer to historical levels going forward in the next year? Is that something to expect? That's the first question.

                    The other questions I had were with relation to accrued expenses, which have come down in the past quarter, if you can sort of comment on that a bit as to why we've seen that

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 14

                    effect? And then I have a couple of questions on HS&A transaction.

J. Cook Okay, first on the French Taxation business, clearly one of the biggest drivers of the revenue performance you see for the quarter and for the year as been this serious decline in the French franc relative to the US dollar, and again, that is a very significant decline. Clearly, there are several other factors that have been affecting us there. One has been the social costs, and the full implementation of the 35 hour work week in France, and that definitely has impacted the cost structure, not only for us, but I think probably for most companies that are heavily people-related.

                    As far as Alma in 2002, it is reasonably earnings neutral for us in 2002. We do not expect--in fact, we would expect to see some modest improvements in 2002 because again at least in 2001, we will have had the full impact of these higher social costs and higher labor costs.

                    As far as the question on accrual trends, I'll turn it over to Gene.

G. Ellis Yes, I think the question--you're probably looking at the press release and comparing the September 30th accruals with the December 31st accruals, and if you were to go back and you were to look at June 30th and the balance sheet, you

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 15

                    would see that accounts payable and accrued expenses and accrued payroll and related expenses, which are the two big line items in that category, are virtually unchanged from June 30th.

                    At year end, that is really the high water mark of our accrued payroll and related expenses accrual, because not only do you have the auditor's participation in the receivables--first of all, let me tell you what's in there. In accrued payroll and related expenses, the biggest chunk of that is the auditor's participation in our accounts receivable. When we collect the receivable, we will pay the auditor their proportionate amount. So at the end of December, you've got a very high revenue quarter vis-a-vis most of the other quarters.

                    You also have annual bonuses in there. There is some portion of bonuses that are paid out annually. So if you compare just about any other quarter's accrual with Q4 accrual, you are going to get a much lower number. So the point being is that there is really nothing happening between the second quarter balance sheet and this balance sheet you see here.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 16

A. Pant Okay, thanks for that. Just on the HS&A transaction in terms of just one sort of substantial benefit that the Company could potentially see when we look at sort of HS&A's numbers in itself, a significant source of profitability improvement that lies in our ability to be able to renegotiate, but put their auditors on a similar sort of compensation program as at Profit Recovery Group. I was just curious to know in terms of the progress that you might have already made in getting a lot of those people on board with execution on those issues. Or is that something that the management would have to contend with only when the acquisition has been closed?

J. Cook Yes, I think that clearly it's something that we would hope to do either at the time of closing or maybe slightly before closing, once we know exactly, have a firm closing date. Having said that, we really have made wonderful progress on all aspects of the integration planning, including the auditor compensation issues. We have a series of post merger integration committees set up, one of which is dealing entirely with this issue. It's made up of members of management at both PRG and Schultz. I think we have a very, very well thought out game plan for it, and I'm comfortable that we'll be able to successfully execute on it.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 17

A. Pant             Okay, thank you.

Coordinator         Our next question comes from Adam Holt from JP Morgan.

A. Holt Good morning. I was hoping to first talk a little bit about the remaining discontinued operations and to give us a sense, how is the logistics business that you sold valued, and do you expect the remaining businesses to be valued in the same way?

J. Cook Well, I think that first, I would say our logistics business audits transportation cost real time as opposed to many of our businesses which are auditing in arrears. The transportation cost is one of the probably truest indicators of the state of the economy that you will find and so transportation costs definitely went down significantly, both for the year and for the quarter. As a result of that, we have made several downward revisions in both their revenues and earnings, and the numbers we were looking at for the year for logistics would have been somewhere between break-even and a small loss in operating income, if that's helpful at all.

G. Ellis Yes, Adam, this is Gene. Each one of these businesses has unique characteristics, unique client sets, unique circumstances, different buyers, different geographies, so everyone has its own stories. I'm not sure you can

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 18

                    extrapolate anything from one deal to a potential other deal. The only thing as we've said in this release, is that it's obvious I think to everybody that the general economic conditions have deteriorated over the last six months, and that affects businesses that are being bought and sold, no matter what their underlying numbers are.

A. Holt What details if any, can you give us about the performance of the discontinued operations in the quarter?

G. Ellis Collectively, they lost $2 million, but I'll tell you they have been burdened by about $3 million of sale cost, of people that are dedicated internally and externally to selling them, to consulting fees, to stay bonuses and that type of thing, so they were pretty much at a break even during this past quarter, if you take them as a whole.

A. Holt             And what would the revenue base be there?

G. Ellis            I'm not sure we've given that out.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 19

A. Holt Okay, and is there any sort of a "drop dead" date relative to your timing with some of the debt covenants and the close of the Schultz deal, as to when you would have to make a decision as to whether or not you're going to sell these business or keep them?

G. Ellis            Are you talking about from an accounting standpoint, Adam?

A. Holt             Or to the requirements of the debt or anything?

G. Ellis There are a multitude of factors at play here. The accounting dictates suggest that on discontinued operations, you need to sell them within a year. Clearly, there's a lot more to run in that. There is the fact that, yes, we plan on selling these in order to pay down bank debt. That continues, but I think we wanted to make a clear statement in this press release that we will not give these businesses away. These are valuable businesses, and each one has their own potential, and I think we wanted to make a comment in this press release that we do have a lot of options in order to raise financing to get Schultz done, and we will not give away one of these companies in order to do it. So that was sort of the message we were trying to convey in the press release.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 20

A. Holt Okay, and then just one follow-up question on the debt restructuring. Can you give us any more details, as to what you see unfolding there and what the amount would be relative to the mandatory reduction?

G. Ellis Yes, our credit facility is now as you may recall, we put together a five year credit facility back in the summer of 1998. That has about 18 months, give or take, left to run in it. So what the banks want to see is some kind of orderly reduction in the facility. Clearly, we don't need a $200 million credit facility any more. The only reason we had that much to begin with is because we were doing a lot of acquisitions at that particular time. But the banks want to see an orderly pay down of the facility, and we do, too, for that matter.

                    But it is not a draconian pay down; it's still under negotiations, but it is much less than 50% of the current outstandings. That's about the only barometer I feel comfortable in sharing because it's still being discussed. In other words, there is not a $150 million bullet staring us in the face at March 31st.

A. Holt And does that assume that you closed the Schultz deal before or after March 31st?

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 21

G. Ellis It's an independent discussion. The banks basically want to see the credit facility reduced from its current level, with or without Schultz.

A. Holt             All right, great. Thanks.

G. Ellis            Thanks, buddy.

Coordinator         Our next  question  comes from Alex  Paris  from  Barrington
                    Research.

A. Paris Hello, guys. Just so I understand it, the accounting treatment for discontinued operations, Gene, you mentioned, you've got one year. Does that take us to the end of March?

G. Ellis It does, but basically the rules get pretty fuzzy. When you commit to sell them, you're supposed to have a reasonable expectation and willingness to sell them within a year. However, KPMG has advised us that there's nothing written in concrete that if that year comes and goes, that you have to take those back into continuing operations. Basically, the rules as KPMG has shared them with us, is that if a year came and we continued to be in active negotiations with credible buyers who have the capability and the money and the desire to buy these, and we were having discussions in

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 22

                    prices we would be willing to accept, that we could go past a year if it came to that.

A. Paris Okay, and then you are in serious negotiations with credible buyers as we speak?

G. Ellis            Yes, on most of these businesses.

A. Paris Okay. The net assets of the discontinued operations on the balance sheet as of September 30th were about $59 million, and that reflects the write-downs announced in this press release.

G. Ellis Right, as you'll recall, that number was about $93 million at June 30. That number with the write-down has come down to about $58.5 million.

A. Paris And then, now that you've sold the logistics business, does that come down by the amount you realized?

G. Ellis            Yes, that comes down by $10 million, give or take.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 23

A. Paris Okay, so $48 million is under GAP, your best guess or your advisor's best guess on the aggregate of the balance of the discontinued operations held for sale?

G. Ellis            Correct.

A. Paris            Okay, and then--

G. Ellis Well, let me back up. What that is, is the carrying value on the books, but the expected sales proceeds would be higher. What we're basically saying is that we can sell these things, based upon everything that the advisors tell us, for a collection of prices. If you decrement those prices by investment banking fees, by stay bonuses, by other cash that would have to come out at time of sale, then the net proceeds--net, net, net--would generate the $58.5.

A. Paris            Okay.

G. Ellis            And now with logistics sold, it's $48.5

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 24

A. Paris Okay, then on the guidance that you provided for '02, I was distracted. Did I hear you right that the estimate for Alma is about $40 million?

J. Cook Well, I think that's probably as bad as that would be. If we wanted to give a range it would be between $40 and $45 million, somewhere in that range. I think we've been so badly hurt by the currency issues that I'm hesitant to go any higher than that. And in terms of the revenues, I would think in the $40 to $45 million range is a reasonable range.

G. Ellis And the reason we put that in there, Alex, is so that people could do their own calculations if for whatever reason, we did progress and we did sell Alma, people can do their own calculations, in terms of what PRG might look like without Alma.

A. Paris Okay, and then you also said in a follow-up comment that in terms of in your guidance, you've treated Alma as relatively neutral to 2002 EPS?

J. Cook Yes, and again for us, our guess is that in French francs, we are probably looking at a range of 340 to 350 million in revenues, and that in terms of earnings, it would be consistent with this year. I think that always sort of the wild card for us is what is 340 to 350 million in French

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 25

                    francs going to translate to in US dollars, and I think we just wanted to be a little more cautious in terms of our guidance.

A. Paris Okay, and then in the press release, it says that you're confident in 15% long-term growth rate in accounts payable. Is that what we're factoring in for expected growth in '02 for that business?

J. Cook No, what I had said earlier is that I am really cautious about the first half of the year because of this very, very sharp downturn that we have seen in purchasing in retailing and the continued performance on the technology sector and the telecom sector, which are key to our commercial area. So what I would think, and we'll give a little more specific guidance a little later, but I think just for reasonable numbers would probably be growth in the 2% to 3% range for the first half of the year, and growth of 13% to 15% in the last half of the year.

A. Paris            And that's on the US accounts payable business retail?

J. Cook             Yes.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 26

A. Paris Okay. So that means the guidance that you're giving on the commercial is even lower growth, if growth at all in terms of probably from a point of being conservative.

J. Cook I think we were expecting growth next year in commercial in the 8% or so range.

A. Paris            Okay, that's helpful. Thank you very much.

J. Cook             Right.

Coordinator         Our next question comes from Bill Duhamel from Farallon

A. Pant Hello, it's Ashish once again. I have two questions. The first one if you could give us some color on the execution on the commercial side of the business, just in terms of, obviously one the challenges that remains with the Company in growing that business is, to be able to sort of scale it in different verticals as you've been able to in retail. Can you talk a bit about the trends you're seeing there? That's the first question.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 27

                    And the second question that I wanted to talk about was to really challenge the long-term 15% growth number of accounts payables. I mean just from the perspective, considering that retail is a substantial portion of the business, where is the opportunity that you're seeing for organic growth in that business from a volume perspective? Because just looking at your total revenues and looking at the ratio of a million dollars worth of payables discovered for every billion that you audit, and we get $0.25 to a dollar of that, we're already covering a gigantic amount of retail volumes here. So I'm not sure to arrive at the 15% long-term growth objective, what's behind this sort of thinking to hit those kinds of growth rates? I presume benefit from the Howard Schultz acquisitions are in there, but I would really like some color on these two issues.

J. Cook Okay, I think first, to try and address your question on the commercial model first, there's two aspects to the commercial growth. In the original service model for commercial was for a very basic audit, and that audit has a much, much more limited data requirement and a much more limited time requirement than in our retail business. That basic model, which consisted primarily of recoveries in duplicate payments and certain types of missed discounts,

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 28

                    but really items that one could get at an invoice level as opposed to a detailed level, was responsible for the rapid growth of commercial over the last three or four years.

                    But what has happened in that model is that essentially, you do see a maturing out of that process. Because one of the problems with--if all of the work you're doing is things that can be done at an invoice level, it is much easier for your client to take some remedial steps to correct some of those things. And so unlike retailing where you had revenue increases from existing clients, you didn't see that sort of annuity phenomenon on the commercial side.

                    What we had been experimenting with all year, and we're pleased with the results and we're really now ready to start executing pretty heavily on it, is what we refer to as a more broad scoped commercial audit, and that audit would look much more similar to a retail audit. It requires us getting a lot more detail from our clients in their detail data than we do at the moment. It requires a more expansive audit than we have done in the past, but consistent with what we do in retailing. We are now up to, I don't know, eight or ten clients that we have done this broad scoped audit on. In each of those cases, the recoveries as a

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 29

                    percentage of revenues have minimally doubled, but in many cases, went up by four to five times the amount we would normally find, had we done only the basic model.

                    So what we are in the process of doing now is realigning the sales incentives, realigning the revenue incentives, realigning from an organizational perspective, to make sure that we have the things in place to make very significant progress in 2002 in the development of that broad based commercial model. We believe based upon the evidence we have thus far, from the accounts we done thus far, that that will allow us to generate revenues in the 8% range for next year. But that we believe as we continue to train and develop our organization, will allow us to have a long-term growth model in the commercial area of at least 15%. This is still a rather undeveloped area when you look at these sort of broad-based audits.

                    Now your second question, I think, was relative to the growth in the US retail. I think there are three or four elements that still give us a lot of encouragement about the long-term growth in the retail area in the US. If you would look at just the natural growth of retailing itself, that probably gets you into the 3% range or so. Even once we do Schultz, there are still lots of clients that we wouldn't

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 30

                    have, and even in a much slower client acquisition phase, I think that we could get another 3% or so coming from growth in new clients.

                    But I think where there's really enormous amount of opportunity for us yet is in expansion of our claims findings within our existing clients. And I think that that can easily return to a 5% to 8% increase from existing clients, and this requires us to one, make sure that we have the sufficient number of auditors to maximize the potential of the job. It requires us to do a better job and one which we think we are doing a better job of sharing best practices in order to insure that what we are learning on one account, that we can take advantage in others.

                    So I think as sort of a long and short answer is that I'm still comfortable in the 6% to 7% on the low end to 10% to 12% on the high end--pick some number in between. But in terms of a long-term growth model in the roughly 10% range that is based upon those three factors, the natural growth of the clients ourselves, a smaller number coming from the acquisition of new clients, and the balance coming from growths from existing clients.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 31

G. Ellis And the other, if you sort of averaged all of those together and put together I guess from my standpoint, John's comment, the part that he didn't talk about is international. If you're trying to get to 15%, and how we as John said, the retail we think, continues to have potential of 8% to 10%, somewhere in that range--domestic retail practice. Outside of the US, we are still very much in the infancy, and outside of Howard Schultz and us, very few other people provide this service, and we can probably grow as fast as we can control it in some countries.

                    So a growth rate internationally for really, as far as we could realistically see of 20% to 25% is a realistic number in terms of a long-term growth rate. And then as John said, commercial, once we get through with changing that model, that has some good growth parameters, too.

J. Cook So again, if I were just going to give rough numbers, it would be that we think a long-term model in the 8% to 10% range for US retail as long-term growth, 15% in the commercial area and in the 20% to 25% internationally.

A. Pant Could you sort of add to that your objectives or targets for pricing improvements. Obviously, over the last ten years, we've sort of seen prices go the other way. Is this a point

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 32

                    in time where we should with consolidation and the industry, see them probably firm up and that contribute to this target of yours?

J. Cook I think that that clearly, I would see a real slowing of any rate erosion, but I think the issue of overall rate is much less important than what are our recoveries and what is our income per man-day. And one can almost read too much into a rate reduction. Frankly with most of our clients, if to the degree that we have very unrestricted access to data, to the degree that we can significantly speed up our review of that data, because we know that the closer we are to the time of payment, the higher our recoveries will be, I will gladly, gladly make major rate concessions in order to have the speed of getting at those findings early. So there are so many factors that influence that, that I think a much better--certainly for me--a much better issue is are we increasing our revenues per day from our audit force? And that is much more key to me than whether the rate is up or down a percentage point or two.

A. Pant             Thanks a lot.

Coordinator         Our next question comes from Thatcher  Thompson from Merrill
                    Lynch.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 33

T. Thompson         Good morning,  guys. Do we have any other LOIs on any of the other businesses for sale?

J. Cook             No we do not.

T. Thompson         Not yet.

J. Cook             No.

T. Thompson         Okay,  and  can  you  give  us an  update,  John,  on the AP business in October? You said you're getting back to normal claims levels, but how about offset opportunities in the fourth quarter?

J. Cook Again, I think one of the reasons we are as cautious as we were in our revenue estimates is just that we do continue to see an awful lot of inventory rebalancing and order cancellations from most of the retail clients. But again what we are doing is we've started a process now where every Saturday morning, we are reviewing each of the areas of the US and determining where are we in terms of claims production, where are we in terms of revenue production, and is there anything going wrong that we would know about? Is there anything going right that we can move to other

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 34

                    business? So we have definitely intensified our reviews on a weekly basis in order to make sure that we are tracking to what we have given you in terms of an expectation for the fourth quarter.

T. Thompson         Okay, and I think earlier this month,  you went on a kind of a one week whirlwind tour of your large, particularly retail clients and the auditors there. Can you tell us what you're hearing from the auditor force and what you're hearing from some of your retail clients?

J. Cook As far as our clients, clearly, this is as difficult an environment for retailing as since the early 90s, and it's just hard if you're in retailing to put any good positive spin on it at the moment. So most of our clients, I think it's safe to say are trying to make sure they are managing their inventories and they're managing their costs and getting out of 2001 in as good as shape as they can. But as far as our auditors itself, when one of my main objectives is this is a business that one needs positive, engaged, motivated and optimistic employees to do well. I want to do everything I can to ensure that that's the case, and I think the trip was very, very successful.

T. Thompson         Okay, thanks.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                  October 31, 2001/9:00 a.m. CST
                                                                         Page 35

Coordinator         Thank you sir. At this time, I show no further questions.

J. Cook Well, thank you, and if not, we were delighted to have had the chance to explain the quarterly results and tell you a little bit more with what's going on with the Company. We appreciate your support. We'll continue to get back to you as we have new developments, but we want you to know that we are firmly committed to maximizing our shareholder value and to getting PRG back to a very, very consistent earnings performer. Thank you all very much.



Additional Information

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A is set forth in the preliminary joint proxy statement/prospectus.



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